Exhibit (a)(1)(N)

[MMC NORILSK NICKEL LOGO]

For Immediate Release:

Date: September 3, 2003

Contact:	Sergey Polikarpov
Norilsk Nickel
+7 095 785 10 90

NORILSK NICKEL ANNOUNCES FINAL RESULTS OF TENDER OFFER FOR
SHARES OF STILLWATER MINING COMPANY

     Moscow, September 3, 2003 — MMC Norilsk Nickel (“Norilsk Nickel”) (GMKN RU; NILSY US; MNOD LI) announced today the final results of the offer by its wholly owned subsidiary, Norimet Limited (“Norimet”), to purchase up to 4,350,000 shares of Stillwater Mining Company (“Stillwater”) (NYSE: SWC) common stock, at a cash price of $7.50 per share (subject to applicable withholding of United States federal, state and local taxes), which expired at 12:00 midnight, New York City time, on Tuesday, August 26, 2003.

     Based on the final count by The Bank of New York, the depositary for the offer, 33,880,717 shares were validly tendered and not withdrawn. Norimet will purchase 4,350,000 shares in the offer, resulting in a proration factor of approximately 12.8% of the shares validly tendered. The Bank of New York will promptly issue payment for the shares validly tendered and accepted for purchase and return all other shares tendered.

     Any questions regarding the tender offer should be directed to D.F. King & Co., Inc., the information agent for the offer, at (800) 714-3313.

ABOUT NORILSK NICKEL

     Norilsk Nickel is one of the world’s leading mining companies and is the world’s largest producer of nickel and palladium. Norilsk Nickel is also one of the leading producers of copper, platinum and gold. More information on MMC Norilsk Nickel can be found at its Web site: www.nornik.ru.